NATIONAL INVESTMENT MANAGERS INC.
                        420 LEXINGTON AVENUE, SUITE 2420
                            NEW YORK, NEW YORK 10170



                                                     September 12, 2006




VIA ELECTRONIC SUBMISSION
-------------------------

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: Michael Clampitt, Senior Attorney

Re:     National Investment Managers, Inc.
        Form SB-2
        Filed August 21, 2006
        File No. 333-136790

Ladies and Gentlemen:

      We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company elected to not pursue the registration of the securities included therein. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming, Esq., at 212-398-1494.

      Thank you for your assistance in this matter.


                                            National Investment Managers Inc.


                                            By:/s/Leonard Neuhaus
                                            ----------------------------------
                                                  Leonard Neuhaus
                                                  CFO/COO